FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number

1. Telefónica – Binding Offer for the acquisition of 22% of the share capital of DTS owned by Mediaset	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica announces that has submitted a binding offer for the acquisition of 22% of the share capital of Distribuidora de Televisión Digital, SA (DTS) owned by Mediaset España Comunicación, S.A. (MEDIASET) for an amount of EUR 295 million.

Additionally, Mediaset would be entitled to receive an amount of EUR 10 million in the event that Telefónica closes the acquisition of the 56% stake of DTS held by Promotora de Informaciones, S.A. (PRISA), and, in that case, an amount of up to EUR 20 million depending on the evolution of the pay-TV customers in Spain of the Telefónica Group during the 4 years following the closing of the acquisition by Telefónica of the 56% stake of DTS held by PRISA.

In case of acceptance of the offer, Mediaset would waive its pre-emptive right relating to the sale to Telefónica of the stake in DTS held by PRISA, receiving as consideration for such waiver an amount of EUR 30 million, in addition to the aforementioned amounts.

This offer is subject to the fulfilment of the customary conditions in this type of transactions.

Madrid, June 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 18, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors